Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 20, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The Board of Directors of the Company at their meeting held on May 19, 2022, has inter alia approved the following:

Annual General Meeting and Book Closure Date

A.	Approved convening 38th Annual General Meeting (AGM) of the members of the Company on Friday, July 29, 2022.

The Register of Members and the Share Transfer Books of the Company shall remain closed from Wednesday, July 13, 2022 to Friday, July 15, 2022 (both days inclusive) for the purpose of the AGM and Dividend.

Re-appointment of Mr. K Satish Reddy, as a Whole-time Director, designated as Chairman

B.	Approved the re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Whole-time Director of the Company, designated as Chairman, for a further period of 5 (five) years w.e.f. October 1, 2022, basis the recommendation of the Nomination, Governance and Compensation Committee, subject to approval of the shareholders at the ensuing AGM of the Company.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above re-appointment of Whole-time Director is enclosed as Annexure A.

Policy

C.	Approved the revision in the Policy on Determination of Materiality. The said policy is available on the website of the Company at https://www.drreddys.com/.

Grant of Employee Stock Options

The Nomination, Governance and Compensation Committee of the Board of Directors of the Company at their Meeting held on May 19, 2022 has granted stock options to eligible employees of the Company:

Sl	Type of Option	Number of Options granted	Value	Exercise Price (Rs.)	ESOP Scheme
1	Indian Stock Options	*166,035	Fair Market Value	3,905.80	Dr. Reddy’s Employees Stock Option Scheme, 2018
		#5672
		^5656
2	American Depository Receipts (ADRs) Stock Options	*94,302	Fair Market Value	3,905.80	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

*	The options shall vest at the end of 3rd year.
#	The options shall vest uniformly over 4 years.
^	The options shall vest uniformly over 3 years.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh
Company Secretary & Compliance Officer

Encl: as above

Annexure A

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. K Satish Reddy

Sl. No.	Particulars	Remarks
1	Reason for change viz. appointment, resignation, removal, death or otherwise	Reappointment
2	Date of appointment/~~cessation (as applicable); and~~  Term of appointment	Reappointed by the Board of Directors on May 19, 2022, subject to the approval of members of the Company at the ensuing 38th Annual General Meeting October 1, 2022 to September 30, 2027
3	Brief profile (in case of appointment)

Mr. K Satish Reddy currently holds the position of Chairman (Whole-time Director) of Dr. Reddy’s Laboratories Limited. He joined the Company in 1993 and since then has held positions of increasing responsibility. Mr. Satish led the organization’s transition from a uni-focused manufacturer of APIs (active pharmaceutical ingredients) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and establishing of a strong footprint for Dr. Reddy’s finished dosage products in Russia, China and other emerging markets.

4	Disclosure of relationships between directors (in case of appointment of a director).	Mr. K Satish Reddy is brother-in-law of Mr. G V Prasad, Co-chairman and Managing Director of the Company.